8
                                          File No.  70-
6527
               SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.
                          STATEMENT BY
                  PROVIDENCE ENERGY CORPORATION

     By transmittal letter dated November 17, 1986, counsel for

Providence Energy Corporation (the "claimant") filed on behalf of the claimant an application with the Securities and Exchange

Commission (the "Commission") requesting (i) the Commission's approval of the proposed acquisition by the claimant of the

outstanding capital stock of North Attleboro Gas Company and

(ii) an  order  of  the  Commission continuing the  exemption of  the claimant

from  the  registration  and related  provisions  of  the

Public Utility

Holding  Company  Act  of 1935 (the "Act")  pursuant  to

Section 3(a)(1)

of the Act.

    Said application was subsequently amended by Amendments

Numbers 1 and 2, duly filed with the Commission.

     By order dated March 10, 1987 the Commission evidenced its approval  of  the proposed acquisition but reserved

jurisdiction with

respect to the requested Section 3(a)(1) exemption.

      By  order dated November 30, 1995, the Commission

finalized the     application  for  exemption  under  3(a)(1)

from  all  the

provisions  of  the  Act  and  rules thereunder,  except

Section 9(a)(2) of the Act.

The   claimant   provides  the  Commission  with  the

following

information, all to the extent otherwise required under Rule 2:

       1.    The  name  of  the  claimant  is  Providence

Energy Corporation.

The claimant is organized under the laws of the State of Rhode

Island.  The claimant's principal offices are located at 100

Weybosset Street, Providence, Rhode Island 02903.  The

claimant's business is that of a holding company.

      The  claimant owns two subsidiary public utility

companies, to

wit,

     (a)  The Providence Gas Company ("Providence Gas"):

     Providence Gas is organized under the laws of the State

     of Rhode Island, is engaged in the business of

     distributing gas in 25 cities and towns in the State of

     Rhode Island, and has its principal offices at 100

     Weybosset Street, Providence, Rhode Island 02903.

     ProvEnergy Investments, Ltd., an inactive subsidiary of

     Providence Gas,

is  incorporated  in the State of Rhode Island.  Newport

America Corporation,  a  subsidiary  of  Providence  Energy

Corporation, is  incorporated  in the State of Rhode  Island

and  is  an investment   and   holding   company.    Two   of

its    three subsidiaries,  Patience  Realty Corp. and

Prudence  Corporation, are  incorporated  in  the State of

Rhode Island  and  invest  in and            manage   real

estate;  S  &  M  Appliance   Service   Co.,

incorporated   in  the  State  of  Rhode  Island,  is

inactive. Resource  Monitors,  Inc.,  a  subsidiary  of

Providence  Energy Corporation, also incorporated in Rhode

Island is inactive.

   (b)  North Attleboro Gas Company ("North Attleboro Gas"):

     North Attleboro Gas is organized under the laws of the

     Commonwealth of Massachusetts, is engaged in the business

     of distributing gas in the Towns of North Attleboro and

      Plainville, Massachusetts, and has its principal offices

      at

58   Reed Avenue, North Attleboro, Massachusetts 02760.

       2.   The  claimant  owns  two  subsidiary  public

utility companies,

     to wit, Providence Gas and North Attleboro Gas.

   For a description of the properties of Providence Gas and

      North  Attleboro Gas used for the distribution  of

natural gas,

      reference is made to Items 1 and 2 of the Annual Report

of the

      claimant to the Securities and Exchange Commission on

Form 10-K for the fiscal year ended September 30, 1995.

     3.  (a)  During the 1995 fiscal year, the claimant and its public  utility  subsidiary companies, Providence  Gas

      and

North

      Attleboro  Gas, distributed at retail a total of

26,431,085 Mcf  of natural or manufactured gas, as follows:

































                       Providence Gas        North Attleboro

                            Gas Mcf                     Mcf

Residential             12,522,192                     187,108
Commercial &
Industrial                    8,549,358                221,947
Interruptible            3,257,582                      0
Sale for Resale           1,688,581
0
Nat Gas Vehicles             1,305                      0
Other                             3,012
0
Total Sales             26,022,030                409,055
Transportation           1,681,555                      0
     Total Sold and
       Transported:     27,703,585                409,055

     (b) During the 1995 fiscal year, Providence Gas sold at wholesale under a sale-for-resale blanket certificate granted to Providence Gas by the Federal Energy Regulatory
Authority  in Docket

#CI-9152.  During 1995,  1,688,581 Mcf were sold to various gas

utilities   and   marketers  subject   to   the   sale-for-

resale certificate

generating a total of $3,659,336 in revenue.

     (c)  During the 1995 fiscal year, neither the claimant nor its subsidiary public utility company North Attleboro Gas sold at wholesale outside the Commonwealth of Massachusetts, or at the Massachusetts state line, any natural or manufactured gas.

    (d)  During the 1995 fiscal year, the claimant and its

subsidiary  Providence Gas purchased 26,927,026  Mcf  of

natural gas

outside the State of Rhode Island or at the Rhode Island state line.

     (e)  During the 1995 fiscal year, the claimant and its

subsidiary  North Attleboro Gas purchased 423,477 Mcf of

natural gas

outside the Commonwealth of Massachusetts or at the Massachusetts state line.




                           EXHIBIT A



     Attached hereto is a consolidating balance sheet of the claimant and its subsidiary companies, as of September 30, 1995, together with a consolidating statement of income of claimant and such subsidiary companies for the fiscal year then ended.

      The above-named claimant has caused this statement to be duly executed on its behalf by its duly authorized officer, on this 29th day of February, 1996.
                                   PROVIDENCE ENERGY
                                         CORPORATION (Name of
                                         Claimant)

By Gary S. Gillheeney
                                     Vice President of
                                     Financial and Information
                                     Services, and Treasurer




ATTEST:



Alycia L. Goody,
Vice President, Corporate Secretary
and General Counsel

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Gary  S. Gillheeney              Vice President of Financial
and
(Name)                            Information    Services,
and
Treasurer
(Title)

Providence Energy Corporation
100 Weybosset Street, Providence, RI  02903
                (Address)




               EXHIBIT B. Financial Data Schedule

 1.        Total Assets                  227,127,368
 2.        Total Operating Revenues      183,992,510
 3.        Net Income                      6,126,515



PROVIDENCE ENERGY CORPORATION
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED
9/30/95







                           PROVIDENCE     PROV GAS
                             ENERGY          CO.

OPERATING REVENUES                      180,043,084
COST OF GAS SOLD                         98,985,219

OPERATING MARGIN                         81,057,865

OPERATING EXPENSES:
 OPERATION AND                           43,485,535
MAINTENANCE
 DEPRECIATION & AMORT                    10,050,349
 STATE GROSS RECEIPTS TAX                 5,004,987
 LOCAL PROPERT TAX                        6,591,796
 FEDERAL INCOME TAX                        3,027,011



OPERATING INCOME                         12,898,187

OTHER INCOME (EXP)          6,731,846       795,025


INCOME BEFORE
INTEREST EXPENSE              6,731,846   13,693,212

INTEREST EXPENSE:
 LONG TERM DEBT                            5,085,856
 OTHER                           13,890    2,081,195
INTERCO INT ( INC/EXP)       (104,723)        11,646

INCOME AFTER                  6,822,679    6,514,515
INTEREST EXPENSE
PREFERRED DIVIDENDS SUBS                   (696,000)


NET INCOME (LOSS)             6,822,679    5,818,515



                             NEWPORT    NO. ATTLEB.
                             AMERICA       GAS

OPERATING REVENUES                         3,949,426
COST OF GAS SOLD                           1,958,886

OPERATING MARGIN                           1,990,540

OPERATING EXPENSES:
 OPERATION AND                                82,624
MAINTENANCE
 DEPRECIATION & AMORT                        419,798
 STATE GROSS RECEIPTS TAX
 LOCAL PROPERT TAX                           172,249
FEDERAL INCOME TAX                            77,634



OPERATING INCOME                             438,235

OTHER INCOME (EXP)            (367,942)       46,000


INCOME BEFORE
INTEREST EXPENSE              (367,942)      484,235

INTEREST EXPENSE:
 LONG TERM DEBT
 OTHER                               74      197,967
INTERCO INT ( INC/EXP)         (9,356)       102,433



INCOME AFTER                  (358,660)      183,835
INTEREST EXPENSE

PREFERRED DIVIDENDS SUBS


NET INCOME (LOSS)             (358,660)      183,835



                              ELIM           ADJ         CONSOL
                             ENTRIES       ENTRIES        TOTAL

OPERATING REVENUES                      183,992,510
COST OF GAS SOLD                        100,944,105

OPERATING MARGIN                         83,048,405

OPERATING EXPENSES:

  OPERATION AND                                      44,368,159
MAINTENANCE
 DEPRECIATION & AMORT                                10,470,147
 STATE GROSS RECEIPTS TAX                             5,004,987
 LOCAL PROPERT TAX                                    6,764,045
  FEDERAL INCOME TAX                                  3,104,645



OPERATING INCOME                                     13,336,422

OTHER INCOME (EXP)          (6,339,690)         (164)  865,075


INCOME BEFORE
INTEREST EXPENSE            (6,339,690)         (164)  14,201,497

INTEREST EXPENSE:
 LONG TERM DEBT
5,085,856
 OTHER                                                 2,293,126
 INTERCO INT ( INC/EXP)



INCOME AFTER                (6,339,690)         (164)  6,822,515
INTEREST EXPENSE

PREFERRED DIVIDENDS SUBS                               (696,000)


NET INCOME (LOSS)           (6,339,690)         (164)  6,126,515



PROVIDENCE ENERGY CORPORATION
CONSOLIDATED BALANCE SHEET
AS OF  9/30/95

                               PROVIDENCE    PROV GAS
                                 ENERGY         CO.

GAS PLANT @ ORIG COST                      247,932,835
LESS ACC DEP/ACQ ADJ                      (85,867,192)
NONUTILITY PLANT
LESS ACC DEP/ACQ ADJ


CURRENT ASSETS:
CASH & TEMP INVESTMENTS          177,234       790,919
PRPD & RFNDBL TAXES             (97,406)     5,272,265
ACCOUNTS REC - NET                29,980    13,733,161
  NOTES REC - NPT              2,345,351
  NOTES REC - NAG
  ACCNTS REC - NAR                                 372
  ACCNTS REC - SAM
  ACCNTS REC - PAT
  ACCNTS REC - ENC                              60,135
  ACCNTS REC - NEW                               5,700
  ACCNTS REC - NAG                   977         7,860
  ACCNTS REC - PGC                27,416
  NOTES REC - PIL

ACCOUNTS REC - SUBS            2,373,744        74,067
UNBILLED REVENUES                            2,636,954
LNG, PROPANE, UNDGRND                        9,975,998
MATERIALS & SUPPLIES                         1,427,010
PREPAYMENTS OTHER                  8,920     1,327,600
DEFERRED GAS COSTS
1,196,424
INVESTMENTS IN SUBS:
  PROV GAS COMPANY              74,337,599
  NEWPORT AMERICA                   72,759
  NO ATTLEBORO GAS               4,942,707
DEFERRED CHARGES                   180,389   16,227,100

   TOTAL ASSETS                 82,025,926  214,727,141
CAPITALIZATION
 COMMON STOCK                    5,668,320   1,243,598
 PAID IN CAPITAL                54,511,953   37,941,989
 RETAINED EARNINGS              21,661,747   31,956,042
 PREFERRED STOCK                              8,000,000
 CAPITAL STOCK EXPENSE                        (121,910)
 LONG TERM DEBT                              76,432,366
LESS CURRENT PORTION                        (1,949,899)

   TOTAL CAPITALIZATION         81,842,020  153,502,186

CURRENT LIABILITIES:
 NOTES PAY TO BANKS                           4,337,000
 CURRENT PORTION L/T DEBT                     1,949,899
 GAS SUPPLIER REFUNDS
 ACCTS PAYBLE - NET                 48,668   13,866,941
 ACC PAYABLE - ENC                               27,416
 ACC PAYABLE - NAR                                  676
 ACC PAYABLE - RMI
 ACC PAYABLE - SAM                                  158
 ACC PAYABLE - PAT                                  183
 ACC PAYABLE - NPT                                  154
 ACC PAYABLE - PGC                  17,407
 ACC PAYABLE - PIL                  42,728
 NOTES PAYBLE - ENC
 ACCTS PAYBLE - SUBS                60,135       28,587
 ACCRUED TAXES                       (300)    5,863,564
 ACCRUED VACATION                             1,633,626
 CUSTOMER DEPOSITS                            3,936,621
 REF GAS COSTS
OTHER                                         2,798,161

DEF CREDTS & RSRV
 ACCUM DEF INC TAXES                8,107    17,892,164
 UNAM INV TAX CREDIT                          2,668,357
OTHER                              67,296     6,250,199

   TOTAL LIABILITIES            82,025,926  214,727,305



                                 NEWPORT   NO. ATTLEB.
                                 AMERICA        GAS

GAS PLANT @ ORIG COST                         9,331,589
LESS ACC DEP/ACQ ADJ                        (1,496,102)
NONUTILITY PLANT                 2,661,168
LESS ACC DEP/ACQ ADJ             (703,180)


CURRENT ASSETS:
CASH & TEMP INVESTMENTS            287,624       21,981
PRPD & RFNDBL TAXES                340,265      417,578
ACCOUNTS REC - NET                  16,858      251,159
  NOTES REC - NPT
  NOTES REC - NAG
  ACCNTS REC - NAR
  ACCNTS REC - SAM
  ACCNTS REC - PAT
  ACCNTS REC - ENC
  ACCNTS REC - NEW
  ACCNTS REC - NAG
  ACCNTS REC - PGC                   1,171
  NOTES REC - PIL

ACCOUNTS REC - SUBS                  1,171            0
UNBILLED REVENUES                                18,449
LNG, PROPANE, UNDGRND                           139,976
MATERIALS & SUPPLIES                            112,483
PREPAYMENTS OTHER                    6,480       23,410
DEFERRED GAS COSTS                              (2,601)


INVESTMENTS IN SUBS:
  PROV GAS COMPANY
  NEWPORT AMERICA
  NO ATTLEBORO GAS
DEFERRED CHARGES                1               748,039

   TOTAL ASSETS                  2,610,387    9,565,961
CAPITALIZATION
 COMMON STOCK                      675,100      120,000
 PAID IN CAPITAL                 7,972,221    5,137,761
 RETAINED EARNINGS             (8,574,562)    (315,054)
 PREFERRED STOCK
 CAPITAL STOCK EXPENSE
 LONG TERM DEBT
                 LESS CURRENT PORTION

   TOTAL CAPITALIZATION             72,759    4,942,707

CURRENT LIABILITIES:
 NOTES PAY TO BANKS                           3,000,000
 CURRENT PORTION L/T DEBT
 GAS SUPPLIER REFUNDS
 ACCTS PAYBLE - NET                 31,894      154,019
 ACC PAYABLE - ENC                                  977
 ACC PAYABLE - NAR
 ACC PAYABLE - RMI
 ACC PAYABLE - SAM
 ACC PAYABLE - PAT
 ACC PAYABLE - NPT
 ACC PAYABLE - PGC                   6,072        7,860
 ACC PAYABLE - PIL
 NOTES PAYBLE - ENC              2,345,351
 ACCTS PAYBLE - SUBS             2,351,423
8,837
 ACCRUED TAXES                     105,331       90,260
 ACCRUED VACATION                                45,324
 CUSTOMER DEPOSITS                               44,806
 REF GAS COSTS
OTHER                               6,215       366,797

DEF CREDTS & RSRV
ACCUM DEF INC TAXES                24,650       808,711
 UNAM INV TAX CREDIT                             22,891
OTHER                              18,115        81,609

   TOTAL LIABILITIES             2,610,387    9,565,961
                                  ELIM          ADJ         CONSOL
                                 ENTRIES      ENTRIES        TOTAL
GAS PLANT @ ORIG COST                                   257,264,424
LESS ACC DEP/ACQ ADJ                                   (87,363,294)
NONUTILITY PLANT                                         2,661,168
LESS ACC DEP/ACQ ADJ                                      (703,180)


CURRENT ASSETS:
CASH & TEMP INVESTMENTS                                  1,277,758
PRPD & RFNDBL TAXES                                      5,932,702
ACCOUNTS REC - NET                                      14,031,158
  NOTES REC - NPT              (2,345,351)
  NOTES REC - NAG
  ACCNTS REC - NAR                   (372)
  ACCNTS REC - SAM
  ACCNTS REC - PAT
  ACCNTS REC - ENC                (60,135)
  ACCNTS REC - NEW                 (5,700)
  ACCNTS REC - NAG                 (8,837)
  ACCNTS REC - PGC                (28,587)
  NOTES REC - PIL

ACCOUNTS REC - SUBS            (2,448,982)
UNBILLED REVENUES                                    2,655,403
LNG, PROPANE, UNDGRND                               10,115,974
MATERIALS & SUPPLIES                                 1,539,493
PREPAYMENTS OTHER                                    1,366,410
DEFERRED GAS COSTS                                   1,193,823


INVESTMENTS IN SUBS:

            PROV GAS COMPANY        (74,337,435)    (164)

  NEWPORT AMERICA                 (72,759)
  NO ATTLEBORO GAS             (4,942,707)
DEFERRED CHARGES                                         17,155,529
 TOTAL ASSETS                (81,801,883         (164)   227,127,368
                                         )
CAPITALIZATION
 COMMON STOCK                     (2,038,698)            5,668,320
 PAID IN CAPITAL                 (51,183,608)           54,380,316
 RETAINED EARNINGS               (26,130,595)       (328)18,597,250
 PREFERRED STOCK                                          8,000,000
 CAPITAL STOCK EXPENSE                                  (121,910)
 LONG TERM DEBT                                        76,432,366
 LESS CURRENT PORTION                                   (1,949,899)

   TOTAL CAPITALIZATION          (79,352,901)       (328)161,006,443

CURRENT LIABILITIES:
 NOTES PAY TO BANKS                                       7,337,000
CURRENT PORTION L/T DEBT                                   1,949,899
 GAS SUPPLIER REFUNDS
 ACCTS PAYBLE - NET                                       14,101,522
 ACC PAYABLE - ENC                            (28,393)
      ACC PAYABLE - NAR                      (676)
 ACC PAYABLE - RMI
 ACC PAYABLE - SAM                    (158)
 ACC PAYABLE - PAT                    (183)
 ACC PAYABLE - NPT                    (154)
 ACC PAYABLE - PGC                 (31,339)
 ACC PAYABLE - PIL                 (42,728)
 NOTES PAYBLE - ENC               (2,345,351)
 ACCTS PAYBLE - SUBS              (2,448,982)
 ACCRUED TAXES                                    6,058,855
 ACCRUED VACATION                                 1,678,950
 CUSTOMER DEPOSITS                                3,981,427
 REF GAS COSTS
         OTHER                                    3,171,173

DEF CREDTS & RSRV
 ACCUM DEF INC TAXES                             18,733,632
 UNAM INV TAX CREDIT                              2,691,248
         OTHER                                     6,417,219

   TOTAL LIABILITIES         (81,801,883)       (328)  227,127,368